Mail Stop 3561

October 11, 2007

_Via Facsimile and U.S. Mail 952-853-9991_

Thomas E. Fox
Principal Financial Officer
Southwest Casino Corporation
2001 Killebrew Drive
Suite 350
Minneapolis, Minnesota  55425

>      Re:     **Southwest Casino Corporation**
>              **File No: 50572**
>              **Form 10-KSB:  For the Fiscal Year Ended December 31, 2006**
>              **Form 10-QSB:  For the Quarterly Period Ended June 30, 2007**

Dear Mr. Fox:

        We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments.  If you disagree, we will consider your explanation as to why a revision is unnecessary.  Please be as detailed as necessary in your explanation.  We also ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions.  Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

**Form 10-KSB:  For the Fiscal Year Ended December 31, 2006**

Management's Discussion and Analysis or Plan of Operation, page 23

Operating segments

   1.  We note that your officers review operating results, assess performance, and make

decisions related to the allocation of resources on a property-by-property basis, and therefore, you believe that each property is an operating segment. We also note, however, that you have defined your reportable segments as casino operations, casino management, and project development, and are therefore aggregating the operating segments. Please tell us how the properties meet the criteria in paragraph 17 of SFAS 131 for aggregation in light of the differences in operating margins.

Casino operations, page 25

2.  Please remove your presentation of segment EBITDA from all future filings as we believe it would be difficult to demonstrate that segment measures that are not reported to or used by the chief operating decision maker, or otherwise not in conformity with SFAS 131, are useful for investors. For guidance, refer to question and answer 20 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAPP Financial Measures, prepared by staff members in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Consolidated Balance Sheets, page F-3

3.  We note that over 20% of your current asset balance is comprised of prepaid expenses. Please tell us the nature of these costs that are included in this financial statement line item.

Note 4:  Intangible Assets and Casino Management Agreement, page F-12

4.  We note that you transferred the title to a tract of land in 2003 to CATO in exchange for their extension of the contract through May 2007 and that you recorded this transfer at the cost basis of the land. Please tell us why you believe this treatment was appropriate and how you considered paragraph 18 of APB 29. In addition, please provide evidence of the fair value of the land as of the date of the transfer. And finally, tell us how your presentation of the amortization of the contract rights complies with EITF 01-9.

**Form 10-QSB:  For the Quarterly Period Ended June 30, 2007**

Note 15:  Segment Information, page 17

5.  Please ensure that your future presentation is in compliance with paragraph 32 of SFAS 131. For example, we note that segmented profit (loss) for the interim periods in 2006 do not correspond to any amounts on the face of the statement of operations.

Note 18:  Casino Acquisition, page 19

6.  Please identify for us the specific costs that comprise the $413,000 in transaction costs that are now included in Other Assets.  In addition, provide us a comprehensive analysis that supports your accounting treatment.  Your analysis should completely and fully explain to us why you did not expense these costs at the time the purchase agreement was terminated.

Note 19:  Sale of Uncle Sam's Casino, page 19

7.  Please explain to us fully how you have "transferred" the operations of Uncle Sam's Casino to your Gold Rush and Gold Diggers properties.  In this regard, we note that the latter facilities offered approximately 407 slot machines and the former facility offered approximately 65 slot machines  Tell us whether the Gold Rush and Gold Digger properties now offer in the aggregate 472 slot machines and explain to us how you will incorporate the brand name Uncle Sam's into the combined operations.

8.  In addition, tell us how you have considered the guidance in paragraphs 41-43 of SFAS 144 and Issue 1 of EITF 03-13 with regard to presenting the results of operations of Uncle Sam's Casino in discontinued operations.  Please provide us a comprehensive, fact specific analysis that addresses your presentation both as of June 30, 2007 and September 30, 2007.  Please also ensure that your analysis addresses how your accounting determination was impacted by the fact that as of December 31, 2006 eighteen casinos operated in Cripple Creek.  Additionally refer to any other paragraphs of SFAS 144 that may be relevant (e.g. paragraph 30).

9.  Please explain to us why there were no write-offs of any furniture, fixtures, and leasehold improvements associated with the closing of the Uncle Sam's Casino.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

Sincerely,


Michael Fay
Branch Chief